DIVIDEND INVESTMENT PLAN

OF SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

(THE “FUND”)

Pursuant to the Fund’s Dividend Investment Plan (the “Plan”), unless a holder of common stock (“Common Shares”) of the Fund (“Common Stockholder”) elects otherwise, all cash dividends, capital gains distributions, and other distributions are automatically reinvested in additional Common Shares.

Common Stockholders who elect not to participate in the Plan (including those whose intermediaries that do not permit participation in the Plan by their customers) will receive all dividends and distributions payable in cash directly to the Common Stockholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by American Stock Transfer & Trust Company, LLC (“AST”), as dividend paying agent. Common Stockholders may elect not to participate in the Plan and to receive all distributions of dividends and capital gains or other distributions in cash by sending written instructions to their broker or other nominee.

Participation in the Plan may be terminated or resumed at any time without penalty by written notice if received by AST prior to the record date for the next distribution. Otherwise, such termination or resumption will be effective with respect to any subsequently declared distribution.

Under the Plan, Common Stockholders receive Common Shares in lieu of cash distributions unless they have elected otherwise as described in the preceding paragraph. Common Shares will be issued in lieu of cash by the Fund from authorized but unissued Common Shares. If the market price of a share on the ex-dividend date of such a distribution is at or above the Fund’s net asset value per share on such date, the number of shares to be issued by the Fund to each Common Stockholder receiving shares in lieu of cash distributions will be determined by dividing the amount of the cash distribution to which such Common Stockholder would be entitled by the greater of the net asset value per share on such date or 95% of the market price of a share on such date. If the market price of a share on such an ex-dividend date is below the net asset value per share, the number of shares to be issued to such Common Stockholders will be determined by dividing such amount by the per share market price.

As adopted by the Board of Directors on November 12, 2009